November 26, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, DC 20549

Re:      ICU Medical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006, Filed March 1, 2007
Form 10-Q for the Fiscal Quarter ended September 30, 2007
File No. 000-19974

This letter is in response to the Staff’s comment letter dated November 7, 2007.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 6. Selected Financial Data, page 26

1.
We note the use of a non-GAAP financial measure for cash flows from operations, excluding tax benefits from exercise of stock options. In future filings when you present this measure, please include the following information consistent with Item 10(e)(1)(i) of Regulation S-K:

•
A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);

•
A quantitative reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP;

•
A statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operation; and

•	To the extent material, a statement disclosing the additional purposes, if any, for which the registrant's management uses the non-GAAP financial measure.

Response:

The Company plans to present only the GAAP measure of cash flows from operations in the future.

2.
While there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would b difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure. In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific to each measure and not a broad overall, vague disclosure;

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•
the economic substance behind management's decision to use such a measure; the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
•	Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP financial measures dated June 13, 2003. Please revise future filings as necessary to comply.

Response:

Please refer to the response to Comment No. 1

Consolidated Balance Sheets, page 41

3.
We see that you present a line item for ‘liquid investments’ on the face of your balance sheet.  It is unclear from this term what the account is meant to represent. For example, the use of the word liquid investments may infer that the amounts should be classified as cash equivalents under SFAS 95. This may be further complicated by your inclusion of a subtotal for cash and liquid investments. Please revise the term in future filings so that the nature of the items is clear from its title. Please tell us whether your ‘liquid investments’ meet the requirements of paragraph 8 of SFAS 95 to be considered cash and cash equivalents.

Response:

The content of the “liquid investments” amount is explained in a note to the consolidated financial statements “Note 7: Liquid Investments”.

None of the $103.8 million of liquid investments are cash equivalents and are not presented as cash equivalents as they have an original maturity of more than three months; however, they are highly liquid, as further explained in Note 7.

We will amend the caption in future filings to: “Highly liquid investments.”

4.
We note that you present a line item for ‘cash and liquid investments’ on the face of the balance sheet. Under Item 10(e)(1)(ii)(C) of Regulation S-K, you should not present a non-GAAP financial measure on the face of your financial statements or in the accompanying notes. Please remove this line item in future filings or tell us in detail why you believe the current presentation is appropriate.

Response:

This same basic presentation of “cash and liquid investments” has been used by the Company since 1996.  The purpose of the line item is to facilitate users’ understanding of the Company’s liquidity and to be consistent with the Company’s discussion of liquidity and capital resources under Regulation S-K, Item 303.

The Company respectfully points out that GAAP is neither prescriptive nor proscriptive on the use of sub-totals, which generally allows preparers of financial statements to adapt presentations for their particular circumstances.  The Company does not believe it is using a non-GAAP financial measure.

Consolidated Statements of Income, page 42

5.	In future filings please provide the information required by Exhibit 11 of Item 60l of Regulation S-K regarding the computation of your earnings per share.

Response:

Exhibit 11 is required “unless the computation can be clearly determined from the material contained in the registration statement or report”.  Note 1h. “Net Income Per Share” states that the only dilutive securities in the calculation of diluted earnings per share are common stock options, so the difference between the Weighted Average Number of Shares Basic versus Diluted is the dilutive options.  The Company, in the circumstances, believes the computation can be clearly determined from the information contained in its financial statements.  However, in view of the Staff’s comments, the Company will include the number of dilutive shares in a note to its consolidated financial statements in a manner similar to that in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, Notes to Condensed Consolidated Financial Statements, Note 7: Net income per share.

Note 1: Summary of Significant Accounting Policies, page 45

b. Cash and Cash Equivalents, page 45

6.
We note your policy for cash and cash equivalents as “liquid investments with an original maturity of three months or less”.  Please confirm that your policy complies with paragraph 8 of SFAS 95 which states that cash equivalents are “short-term, highly liquid investments...with original maturities of three months or less”.

Response:

We confirm that our policy complies with paragraph 8 of FAS95.  The highly liquid investments are generally money market accounts.

Exhibits 31.1 and 31.2

7.
We note that paragraph four of the certifications required by Exchange Act Rule 13a-14(a) continues to omit the introductory language referring to internal control over financial reporting even though you are required to comply with Items 308(a) and (b) of Regulation S-K. Please file an amendment to the Form 10-K to include new, corrected certifications. You may file an abbreviated amendment that consists of a cover page and paragraphs 1, 2, 4 and 5 of the certification.

Response:

The Staff’s comment is noted and the requested amendment will be filed.

8.
Further, we note that paragraph 4(d) deletes the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” and paragraph 5 deletes the language “(or persons performing the equivalent functions)”. In future filings, including the abbreviated amendment referenced above, you should revise the certification to include the language required by Item 601(b)(31) of Regulation S-K.

Response:

The Staff’s comment is noted and the Company will make the requested revision.

Form 10-Q for the Fiscal-Quarter ended September 30, 2007

Note 3: Litigation Matters, page 7

9.
We see that you have recorded the Alaris Medical Systems, Inc. patent litigation judgment as part of non-operating expenses. We note that the judgment was from patent infringement litigation which appears to relate to your operations. As such, please reclassify this amount within operating activities, or tell us in detail why you believe the amount is properly classified as a non-operating activity.

Response:

The aspect of the patent infringement litigation to which the judgment against the Company in the Alaris case applies has nothing to do with the Company’s operations.  As discussed under Part II, Item 1, Legal Proceedings, the judgment was that the Company should reimburse a portion of fees and expenses incurred by Alaris.  The judgment against the Company did not relate to any patent infringement or use of intellectual property by the Company.  The Company’s operations consist of designing, manufacturing and selling medical devices.  As part of that, we litigate to defend our intellectual property.  The Company’s costs of that litigation, and gains from that litigation related to other parties’ use or infringement of that intellectual property, are included in operations.  Similarly, payments for use of other parties’ intellectual property are included in operations.  Payment of costs incurred by the other side, Alaris in this instance, is very unusual, and is over and above the Company’s own costs of defending its intellectual property, and outside the scope of its operations.

The Company respectfully points out that neither GAAP nor SEC rules draw a clear distinction between operating items and non-operating items (other than certain financial income and losses.)  Regulation S-X, rules 5-03(b) 7 and 9 do refer to “miscellaneous” items and require clear disclosure of the nature of the transaction out of which the item arose.  The Company believes its classification of both items and disclosures satisfy GAAP and the SEC rules.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Francis J. O’Brien
Francis J. O’Brien
Chief Financial Officer